March 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Martin

Re:	Supernova Partners Acquisition Company II, Ltd.
Registration Statement on Form S-1
Filed February 10, 2021, as amended
File No. 333-252963

Dear Ms. Martin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Supernova Partners Acquisition Company II, Ltd. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. Washington D.C. time on March 1, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of Preliminary Prospectus dated February 22, 2021 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities LLC
as Representative of the Several Underwriters

By:	/s/ Peter Castoro
Name:	Peter Castoro
Title:	Vice President

Jefferies LLC
as Representative of the Several Underwriters

By:	/s/ Scott S. Skidmore
Name:	Scott S. Skidmore
Title:	Managing Director

[Signature Page to Underwriter Acceleration Request Letter]